UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

WHITEHORSE FINANCE, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

96524V 106

(CUSIP Number)

Sami Mnaymneh

c/o H.I.G. Capital, LLC

1450 Brickell Avenue, 31st Floor

Miami, FL 33131

(305) 379-2322

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.96524V 106

(1)	Names of reporting persons Sami Mnaymneh
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 301,601
	(8)	Shared voting power 0
	(9)	Sole dispositive power 301,601
	(10)	Shared dispositive power 5,363,172

(11)	Aggregate amount beneficially owned by each reporting person 5,664,773(1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 27.57%
(14)	Type of reporting person (see instructions) IN

(1) Mr. Mnaymneh disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein.

This Amendment No. 6 (“Amendment No. 6”) supplementally amends the initial Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on December 19, 2012, as amended by Amendment Nos. 1, 2, 3, 4 and 5 filed with the SEC on February 12, 2016, August 31, 2018, June 19, 2019, June 28, 2019 and December 10, 2019, respectively (together, “Schedule 13D”), by Mr. Sami Mnaymneh. This Amendment No. 6 is filed by Mr. Mnaymneh in accordance with Rule 13d-2 under the Securities Exchange Act of 1934, as amended, and it shall refer only to the information that has materially changed since the filing of Schedule 13D.

Item 1.	Security and Issuer.

This Amendment No. 6 relates to the common stock, par value $0.001 per share (the “Common Stock”), of WhiteHorse Finance, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

Item 2.	Identity and Background.

(c)	Mr. Mnaymneh is the co-Chief Executive Officer of H.I.G. Capital, LLC (“H.I.G. Capital”) and also serves as a member of the investment committee of the Issuer. The address of the principal executive offices of each of H.I.G. Capital and the Issuer is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, Mr. Mnaymneh may be deemed to be the beneficial owner of 5,664,773 shares of Common Stock, representing 27.57% of the total issued and outstanding shares of Common Stock.  All percentages set forth in this statement on Schedule 13D are based upon the 20,546,032 shares of Common Stock issued and outstanding as of December 4, 2019. As set forth below, Mr. Mnaymneh’s beneficial ownership of 5,664,773 shares of Common Stock is comprised of his indirect beneficial ownership of the 301,601 shares of Common Stock directly owned by Mnaymneh H.I.G. Management, L.P. and his indirect beneficial ownership of the 5,363,172 aggregate shares of Common Stock held by H.I.G. Bayside Debt & LBO Fund II, L.P. and H.I.G. Bayside Loan Opportunity Fund II, L.P. (together, the “Bayside Funds”). Mr. Mnaymneh disclaims beneficial ownership of the 301,601 shares of Common Stock directly owned by Mnaymneh H.I.G. Management, L.P. except to the extent of his pecuniary interest therein.

On December 9, 2019, the Bayside Funds sold 2,250,000 shares of Common Stock pursuant to an underwritten offering, as described in the final prospectus dated December 5, 2019 (File No. 333-231247) filed by the Issuer with the SEC on December 6, 2019, and the underwriting agreement dated as of December 5, 2019 (the “Underwriting Agreement”), among the Issuer, the Bayside Funds, Raymond James & Associates, Inc., as representative of the several underwriters named therein (the “Underwriters”), and certain other parties named therein.

On December 13, 2019, the Bayside Funds sold an additional 337,500 shares of Common Stock pursuant to the Underwriters’ full exercise of the option to purchase additional shares granted under the Underwriting Agreement (the “Overallotment Option”). After the sale, the Bayside Funds collectively hold 5,363,172 shares of Common Stock, either directly or through one or more of their direct or indirect subsidiaries.

Due to his control of H.I.G.-GPII, Inc., which is the manager of the general partner of each of the Bayside Funds, Mr. Mnaymneh may be viewed as having dispositive power over all of the 5,363,172 shares of Common Stock indirectly owned by the Bayside Funds, although voting rights to the Common Stock have been passed through to the limited partners of each of the Bayside Funds. Mr. Mnaymneh disclaims beneficial ownership of shares of Common Stock held by the Bayside Funds, except to the extent of his pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

Underwriting Agreement

On December 5, 2019, the Issuer, the Bayside Funds, Raymond James & Associates, Inc., as representative of the Underwriters and certain other parties named therein, entered into the Underwriting Agreement with respect to, among other things, the sale by the Bayside Funds of up to an aggregate of 2,587,500 shares of Common Stock, including (i) the sale by the Bayside Funds of 2,250,000 shares of Common Stock (the “Initial Shares”) and (ii) the grant by the Bayside Funds to the Underwriters of the Overallotment Option to purchase up to an additional 337,500 shares of Common Stock. The closing of the sale of the Initial Shares occurred on December 9, 2019. On December 10, 2019, the Underwriters fully exercised their Overallotment Option with respect to 337,500 shares of Common Stock (the “Additional Shares”). The closing of the sale of the Additional Shares occurred on December 13, 2019.

Lock-up Agreement

Each of the 5,664,773 shares of Common Stock over which Mr. Mnaymneh has beneficial ownership is subject to a lock-up agreement that provides, among other things, that such shares shall not be offered, pledged, sold or otherwise disposed of for a restricted period of 60 days after December 5, 2019, unless certain waivers are obtained.

The summaries of the Underwriting Agreement and the lock-up agreement as described in this Item 6 do not purport to be complete and are qualified in their entirety by reference to those agreements.  The Underwriting Agreement, which includes a form of lock-up agreement, is filed herewith as Exhibit 1 to this Amendment No. 6, and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1	Underwriting Agreement, dated December 5, 2019, among WhiteHorse Finance, Inc., Raymond James & Associates, Inc., as representative to the several underwriters named on Schedule A thereto, H.I.G. WhiteHorse Advisers, LLC, H.I.G. WhiteHorse Administration, LLC and the selling stockholders named on Schedule B thereto (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 9, 2019) (File No. 814-00967).

Exhibit 2	Lock-Up Agreement (included as Schedule E to Exhibit 1 above)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 13, 2019
Date

/s/ Jay Carvell, Attorney-in-fact for Sami Mnaymneh
Signature

Sami Mnaymneh
Name